UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 11)

TELECOM ITALIA S.p.A.

(Name of Issuer)

Common Shares without par value

(Title of Class of Securities)

87927W10

(CUSIP Number)

Michele Amendolagine
Head of Corporate Affairs
Assicurazioni Generali S.p.A.
Piazza Duca degli Abruzzi, 2
Trieste 34132, Italy
(+39) 040.67.1111

February 27, 2015

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of § 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g) check the following box ☐.

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See § 240.13d-7 for other parties to whom copies are to be sent.

SCHEDULE 13D

CUSIP No. 87927W10	Page 2 of 24

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Assicurazioni Generali S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 3 of 28

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Alleanza Toro S.p.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 4 of 28

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Italia S.p.A. (formerly known as INA Assitalia S.p.A.)
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐	,
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 17,952
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 17,952
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,604,859 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 5 of 28

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Lebensversicherung AG
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐	SS
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

SCHEDULE 13D

CUSIP No. 87927W10	Page 6 of 28

1		NAME OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY) Generali Vie S.A.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (See Instructions) (a) ☐ (b) ☐
3		SEC USE ONLY
4		SOURCE OF FUNDS (See Instructions) N/A
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e)	☐
6		CITIZENSHIP OR PLACE OF ORGANIZATION Republic of Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 3,003,586,907 (See Item 5)
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 3,003,586,907 (See Item 5)
11		AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 3,003,586,907 (See Item 5)
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (See Instructions)	☐
13		PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 22.3% (See Item 5)
14		TYPE OF REPORTING PERSON (See Instructions) IC

This Amendment No. 11 amends the Statement on Schedule 13D, dated October 30, 2007, as subsequently amended (the “Schedule 13D”), filed by Assicurazioni Generali S.p.A. (“Assicurazioni Generali”), a company incorporated under the laws of the Republic of Italy, and by Alleanza Toro S.p.A. (formerly known as Alleanza Assicurazioni S.p.A.), Generali Italia S.p.A. (formerly known as INA Assitalia S.p.A.) (each incorporated under the laws of the Republic of Italy), Generali Lebensversicherung AG (formerly known as Volksfürsorge Deutsche Lebensversicherung AG) (incorporated under the laws of the Federal Republic of Germany), and Generali Vie S.A. (incorporated under the laws of the Republic of France), the latter four companies each belonging to the Assicurazioni Generali group (the “Other Generali Investors” and, together with Assicurazioni Generali, “Generali”), with respect to the ordinary shares, with no par value (the “Telecom Italia Shares”), of Telecom Italia S.p.A., a company incorporated under the laws of the Republic of Italy (“Telecom Italia”).  The relationships between the Generali companies and their interests in the Telecom Italia shares are described in detail in the previously filed Amendment No. 2 to the Schedule 13D.  Capitalized terms used in this Amendment No. 11 without definition have the meanings ascribed to them in the Schedule 13D.

Introduction.

On April 28, 2007, a group of investors (the “Investors”) made up of Assicurazioni Generali (together with the Other Generali Investors that became investors on October 25, 2007 pursuant to the October 25th Amendment (as defined below)), Sintonia S.A. (“SI”), Intesa Sanpaolo S.p.A. (“Intesa Sanpaolo”), Mediobanca S.p.A. (“Mediobanca”) and Telefónica S.A., the Spanish-based telecommunications operator (“Telefónica”), entered into a co-investment agreement (as subsequently amended by an amendment agreement on October 25, 2007 (the “October 25th Amendment”), the “Co-Investment Agreement”).  The Co-Investment Agreement established the terms and conditions for their participation in Centotrenta 4/6 S.r.l., an Italian limited liability company with registered office at Galleria del Corso 2, Milan, Italy, subsequently transformed into an Italian joint stock company and renamed as Telco S.p.A. (“Telco”).  On November 15, 2007, the registered office of Telco was transferred to Via Filodrammatici 3, Milan, Italy.

Through Telco, the Investors purchased the entire share capital of Olimpia S.p.A. (“Olimpia”), which in turn held at that time 2,407,345,359 Telecom Italia Shares, or approximately 18% of the ordinary share capital, of Telecom Italia, from Pirelli & C. S.p.A. and Sintonia S.p.A. and SI (together, “Sintonia”).  The closing of the purchase of the entire share capital of Olimpia, divided into 4,630,233,510 ordinary shares (the “Olimpia Shares”) pursuant to the Share Purchase Agreement occurred on October 25, 2007, following the receipt of the announcement of forthcoming governmental approvals from the Brazilian telecommunications authority on October 23, 2007 (the “Announcement”), an unofficial English translation of which was previously filed on Schedule 13D as Exhibit 11.

In addition to Telco’s participation in Telecom Italia’s ordinary share capital through its interest in Olimpia, on October 25, 2007, pursuant to the Co-Investment Agreement, Generali and Mediobanca contributed to Telco the Telecom Italia Shares they held on that date.  These shares amounted to 5.6% of Telecom Italia’s ordinary share capital, with the individual contributions of Generali and Mediobanca amounting to 4.06% and 1.54%, respectively, of Telecom Italia’s ordinary share capital, and brought Telco’s direct and indirect participation in Telecom Italia’s ordinary share capital to approximately 23.6%.  Copies of the Co-Investment Agreement and the October 25th Amendment were previously filed on Schedule 13D as Exhibits 3 and 9, respectively.

On April 28, 2007, the Investors also entered into a shareholders agreement (as subsequently amended, the “Shareholders Agreement”), pursuant to which the Investors set out, among other things, the principles of corporate governance of Telco and Olimpia, respectively, the transfer of Telco’s shares and any Olimpia Shares or Telecom Italia Shares directly or indirectly owned by Telco and the principles of designation, among the Investors, of candidates to be included in a common list for the appointment of directors of Telecom Italia under the voting list mechanism provided for by Telecom Italia’s by-laws.  A copy of the Shareholders Agreement was previously filed on Schedule 13D as Exhibit 5.

Pursuant to the October 25th Amendment, the Investors acknowledged the content of the Announcement and each of the Investors undertook to implement the content thereof through appropriate actions within the time frame set forth therein.  On November 19, 2007, the Investors entered into an Amendment to the Shareholders Agreement (the “November 19th Amendment”) to address the content of the Announcement, and each of the Investors undertook to implement such content through appropriate legal measures and actions including amending the Shareholders Agreement and by-laws of Telco as provided in the November 19th Amendment.

A copy of the November 19th Amendment was previously filed as Exhibit 14 and an unofficial English translation of the amended and restated by-laws of Telco was previously filed on Schedule 13D as Exhibit 15.

Separately, on November 6, 2007, pursuant to the Shareholders Agreement, Telco and Telefónica entered into a call option agreement (the “Telefónica Option Agreement”) to grant Telefónica an option to purchase Telecom Italia Shares or Olimpia Shares, as the case may be, from Telco in the event that a decision to dispose or encumber Telecom Italia Shares or Olimpia Shares, as the case may be, or any rights attached thereto, including but not limited to voting rights, is taken by the board of directors of Telco by simple majority and Telefónica is a dissenting party.  A copy of the Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 16.  On November 15, 2007, pursuant to Article 5 of the Telefónica Option Agreement, Olimpia adhered to and accepted all the terms and conditions of the Telefónica Option Agreement.  A copy of the Olimpia adherence letter was previously filed on Schedule 13D as Exhibit 17.

In March 2008, Telco acquired 121,530,000 Telecom Italia Shares, representing 0.91% of Telecom Italia’s ordinary share capital.  As a result, Telco’s holding in Telecom Italia increased from 23.6% to 24.5% equal to 3,278,702,623 Telecom Italia Shares.

On October 28, 2009, SI requested, pursuant to Article 11(b) of the Shareholders Agreement, the non-proportional de-merger of Telco, with the assignment of its pro rata share of the assets and liabilities of Telco (comprised of Telecom Italia Shares held by Telco representing approximately 2.06% of Telecom Italia’s ordinary share capital (the “SI Telecom Shares”)).

On the same date the Investors other than SI, namely Intesa Sanpaolo, Mediobanca, Generali and Telefónica (collectively, the “Remaining Shareholders”) acknowledged SI’s decision and, by entering into a renewal agreement dated October 28, 2009 and effective as of April 28, 2010 (the “Renewal Agreement”), agreed (i) not to request the non-proportional de-merger of Telco, with the assignment of their corresponding share of Telecom Italia Shares at that time; and (ii) to renew the Shareholders Agreement for an additional term of three years until April 27, 2013 substantially on the same terms and conditions, except to provide that (a) the right of the Remaining Shareholders to request the non-proportional de-merger of Telco not later than six months prior to the new expiry date will only be exercisable in the period between October 1, 2012 and October 28, 2012, and (b) for an early withdrawal right period exercisable between April 1, 2011 and April 28, 2011 (such Shareholders Agreement, as amended and renewed, the “New Shareholders Agreement”).  A copy of the Renewal Agreement was previously filed on Schedule 13D as Exhibit 18 and a copy of the joint press release, dated October 28, 2009, issued by the Remaining Shareholders announcing the events described above was previously filed on Schedule 13D as Exhibit 20.

The Remaining Shareholders also agreed, in the Renewal Agreement, to consider and evaluate – together with SI – mutually agreed alternative ways to permit SI to exit Telco, other than through non-proportional de-merger.

In connection with the Renewal Agreement, separately on October 28, 2009, Telco and Telefónica entered into an amendment deed to the Telefónica Option Agreement (the “Amendment to Telefónica Option Agreement”) (i) to extend the term of the Telefónica Option Agreement to coincide with the expiration date of the New Shareholders Agreement, and (ii) to exempt certain transactions regarding the Telecom Italia Shares, namely those related to an alternative method agreed by the Remaining Shareholders to exercise the de-merger and early withdrawal rights pursuant to Article 11(b) of the Shareholders Agreement.  A copy of the Amendment to Telefónica Option Agreement was previously filed on Schedule 13D as Exhibit 19.

The terms of SI’s exit were approved on November 26, 2009, when an extraordinary general meeting of the Telco shareholders unanimously approved a proposal of the Telco board of directors to permit SI to exit Telco in a single transaction consisting of two parts (the “SI Exit Transaction”).  The SI Exit Transaction was concluded on December 22, 2009 when Telco and SI executed a purchase and sale agreement (the “SI Exit Agreement”), pursuant to which:  (i) SI acquired the SI Telecom Shares from Telco for consideration of euro 605,254,575.20 (equal to a price of euro 2.20 for each SI Telecom Share) (the “SI Telecom Share Transfer”), and (ii) Telco voluntarily reduced its share capital by acquiring and cancelling SI’s Telco shares (equal to 162,752,995 class A shares, constituting 8.39% of Telco’s share capital) for consideration of euro 293,461,160.95 (equal to a price of approximately euro 1.80 for each Telco share), equal to the pro rata net asset value of SI’s interest in Telco as of December 15, 2009 (the “Telco Share Capital Reduction”).

Because cash consideration was payable under the SI Exit Agreement by both Telco and SI, pursuant to the SI Exit Agreement only a single net cash payment was made by SI of euro 311,793,414.25 (equal to the cash consideration due from SI to Telco of euro 605,254,575.20 in respect of the SI Telecom Share Transfer minus the cash consideration due from Telco to SI of euro 293,461,160.95 in respect of the Telco Share Capital Reduction).  An unofficial translation of the SI Exit Agreement was previously filed on Schedule 13D as Exhibit 21 and the related Telco press release, dated December 22, 2009, was previously filed on Schedule 13D as Exhibit 22.

On December 22, 2009 the Remaining Shareholders and Telco entered into a framework agreement (the “Framework Agreement”) pursuant to which the Remaining Shareholders agreed, among other things, to take certain actions and enter into certain transactions in order to permit Telco (a) to comply with its obligations under its existing credit facilities, and (b) to refinance its financial indebtedness maturing in January 2010.

Consistent with the Framework Agreement, on January 11, 2010 Telco entered into a euro 1.3 billion loan agreement (the “New Refinancing Facility”) with Société Générale, UniCredit Corporate Banking S.p.A., Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “Senior Lenders”).  The New Refinancing Facility had a maturity date of May 31, 2012 and was guaranteed by a pledge (the “Pledge”) in favor of the Senior Lenders over certain Telecom Italia Shares held by Telco (the “Pledged Shares”).

Also on January 11, 2010 in connection with the New Refinancing Facility, the Remaining Shareholders entered into an amendment agreement to the New Shareholders Agreement (the “Amendment Agreement”) pursuant to which the Remaining Shareholders:  (i) confirmed that each Remaining Shareholder would endeavor to provide financial support to Telco on a pro rata basis (in proportion to its respective shareholding in Telco); (ii) established the terms and conditions upon which each Remaining Shareholder may provide such support by means of a cash injection if necessary under the New Refinancing Facility; and (iii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the Pledged Shares from the Senior Lenders (the “Call Option”) in the event that the Senior Lenders acquire any of the Pledged Shares by enforcing the Pledge.  Further, on January 11, 2010, the terms of the Call Option were agreed between the Remaining Shareholders and the Senior Lenders in a separate option agreement (the “Pledged Shares Option Agreement”).  Copies of the Amendment Agreement, the Pledged Shares Option Agreement and the Telco press release announcing the events described above, dated January 11, 2010, were previously filed on Schedule 13D as Exhibit 23, Exhibit 24 and Exhibit 25, respectively.

On October 6, 2010, the Remaining Shareholders, Telco, certain companies controlled by Telefónica, Telecom Italia and certain companies controlled by Telecom Italia entered into a “compromiso” (the “Compromiso”) in order to terminate certain administrative and judicial proceedings in Argentina related to the Telco investment in Telecom Italia.  The Compromiso was required in order for the Argentinean authorities to approve the Telco investment in Telecom Italia and it was accepted by the competent Argentinean authorities on October 13, 2010.  Pursuant to an amendment to the New Shareholders Agreement dated as of December 10, 2010 (the “2010 Amendment Agreement”), the Remaining Shareholders implemented the Compromiso by inserting an additional clause into the New Shareholders Agreement related to the governance of Telco and Telecom Italia with respect to the operations of Telecom Italia, Telefónica and their respective group companies which offer telecommunications, Internet, data, radio, media and substitute services in Argentina (the “Activities in the Argentinean Market”).  A copy of the 2010 Amendment Agreement was previously filed on Schedule 13D as Exhibit 26.

On February 29, 2012, the Remaining Shareholders entered into a renewal agreement (the “Second Renewal Agreement”) in which the parties agreed to terminate, effective the date of the Second Renewal Agreement, the New Shareholders Agreement and enter into another shareholders agreement for a period of three years on the same terms and conditions set out in the original Shareholders Agreement dated as of April 28, 2007 between the Remaining Shareholders and SI, as subsequently amended and supplemented in 2007, 2009, 2010 and pursuant to the 2010 Amendment Agreement, subject to the amendments and integrations set forth therein (the “2012 Shareholders Agreement”).

Further, on February 29, 2012, the call option granted to Telefónica to purchase shares of Telecom Italia held by Telco pursuant to Clause 8.5(a) of the New Shareholders Agreement was extended to February 28, 2015 pursuant to an amendment deed to the Telefónica Option Agreement (the “Telefónica Option Amendment Deed”) entered into between Telefónica and Telco.  A copy of the Second Renewal Agreement and a copy of the Telefónica Option Amendment Deed were previously filed on Schedule 13D as Exhibit 27 and Exhibit 28, respectively.

Also on February 29, 2012, the Remaining Shareholders undertook to take actions to ensure the refinancing of Telco’s financial indebtedness through the most appropriate financing instruments in proportion to their respective shareholdings of Telco.  A copy of the related Telco press release, dated February 29, 2012, was previously filed on Schedule 13D as Exhibit 29.

On May 31, 2012 the Remaining Shareholders announced the completion of the transactions regarding the refinancing of the financial indebtedness of Telco maturing in 2012 as approved by the board of directors of Telco on May 3, 2012 (the “2012 Refinancing”).

As part of the 2012 Refinancing, Telco (a) executed a capital increase of euro 600 million, entirely subscribed by all the Remaining Shareholders on a pro rata basis (the “Capital Increase”); (b) issued a euro 1.75 billion bond, also entirely subscribed by all the Remaining Shareholders on a pro rata basis (the “2012 Bond”), and (c) entered into a euro 1.05 billion loan agreement (the “2012 Refinancing Facility”) with Société Générale, UniCredit S.p.A., HSBC Bank plc, Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2012 Lenders”).  The 2012 Refinancing Facility matured on November 27, 2013 and was secured by a pledge (the “2012 Pledge”) in favor of the 2012 Lenders over certain Telecom Italia Shares held by Telco (the “2012 Pledged Shares”).  In connection with the Capital Increase, the Remaining Shareholders amended article 5 of Telco’s by-laws, previously filed on Schedule 13D as Exhibit 17.  An unofficial translation of the amendments to article 5 of Telco’s by-laws was previously filed on Schedule 13D as Exhibit 32.

The funds received by Telco in connection with the 2012 Refinancing have been used to repay the New Refinancing Facility entered into in January 2010, a euro 1.3 billion bond previously issued by Telco and subscribed for by the Remaining Shareholders and Telco’s banking debt of euro 860 million maturing between June and October 2012.

Pursuant to the terms of the 2012 Refinancing Facility, on May 31, 2012, the Remaining Shareholders and the 2012 Lenders, entered into a new separate option agreement (the “2012 Pledged Shares Option Agreement”) pursuant to which the parties (i) terminated the Pledged Shares Option Agreement, entered into in January 2010; and (ii) established the terms and conditions that would govern the Remaining Shareholders’ option to acquire the 2012 Pledged Shares from the 2012 Lenders (the “2012 Call Option”) in the event that the 2012 Lenders acquire any of the 2012 Pledged Shares by enforcing the 2012 Pledge.  Copies of the 2012 Pledged Shares Option Agreement and the Telco press releases announcing the events described above, dated May 3, 2012 and May 31, 2012, were previously filed on Schedule 13D as Exhibit 33, Exhibit 34 and Exhibit 35, respectively.

On September 24, 2013, Telefónica, Generali, Intesa Sanpaolo and Mediobanca entered into an amendment agreement to the 2012 Shareholders Agreement for, among other things, the recapitalization and the refinancing of Telco (the “Shareholders Agreement Amendment”).

Pursuant to the Shareholders Agreement Amendment, on September 24, 2013, Telefónica subscribed a euro 324 million share capital increase of Telco, paid in cash, which increased Telefónica’s ownership interest in Telco to 66.0% of the aggregate issued and outstanding share capital of Telco, while its interest in Telco’s voting share capital remains unchanged.  The Telco Class C shares issued to Telefónica in connection with the capital increase have no voting rights and, subject to the obtainment by Telefónica of all necessary anti-trust and telecommunication authorizations (including, if necessary, in Brazil and Argentina), are convertible from January 1, 2014, at Telefónica’s option into Class B voting shares up to an amount of Class B shares representing no more than 64.9% of Telco’s voting share capital.

Telco used the proceeds deriving from the capital increase to partially repay the financial debt due in November 2013 pursuant to the 2012 Refinancing Facility.

Also on September 24, 2013, the Remaining Shareholders entered into a sale and purchase agreement pursuant to which Telefónica purchased from Generali, Intesa Sanpaolo and Mediobanca, on a pro-quota basis, a portion of the 2012 Bond.

Pursuant to the Shareholders Agreement Amendment, Telefónica has also undertaken to subscribe, following receipt of all necessary antitrust and telecommunication authorizations (including, if necessary, in Brazil and Argentina), a further euro 117 million capital increase of Telco, to be paid in cash, for additional Telco Class C non-voting shares, as a result of which Telefónica’s interest in Telco’s share capital would increase from 66.0% to 70.0% of the aggregate issued and outstanding share capital of Telco (while its interest in Telco’s voting share capital will continue to remain unchanged).  These additional Class C shares would also be convertible from January 1, 2014 at Telefónica’s option into Class B voting shares, subject to the limit of 64.9% of Telco’s voting share capital, described above.

Until the conversion, if any, of the Class C shares (without voting rights) held by Telefónica into Class B shares (with voting rights), the governance rights of the Remaining Shareholders will remain unchanged.  If, as a consequence of the conversion, the interest of Telefónica in Telco exceeds 50.0% of the voting rights, the governance of Telco and Telecom Italia (including with respect to the nomination of the board of directors) will be amended pursuant to the terms of the Shareholders Agreement Amendment.

Also starting from January 1, 2014, Telefónica has the right under the Shareholders Agreement Amendment (subject to the obtainment by Telefónica of all necessary anti-trust and telecommunication authorizations including, if necessary, in Brazil and Argentina) to purchase, in cash, all Telco shares owned by each of Generali.

Furthermore, pursuant to the Shareholders Agreement Amendment, Telefónica assumed a standstill obligation under which Telefónica undertook not to purchase additional shares in Telecom Italia, provided that the standstill will not be effective if any person or entity (whether acting alone or in concert with other entities and whether directly or indirectly) acquires or announces its intention to acquire or undertakes to acquire 10% or more of Telecom Italia voting shares or the right to acquire such shares.

As a consequence of the Shareholders Agreement Amendment, the Remaining Shareholders amended Telco’s by-laws, previously filed on Schedule 13D as Exhibit 30 (as amended by the amendments previously filed on Schedule 13D as Exhibit 17).  An unofficial translation of the amended by-laws of Telco, a copy of the Shareholders Agreement Amendment and a copy of the joint press release, dated September 24, 2013, issued by Generali, Intesa Sanpaolo and Mediobanca related to the events described above were previously filed on Schedule 13D as Exhibit 36, Exhibit 37 and Exhibit 38, respectively.

On October 4, 2013 Telco entered into a euro 700 million loan agreement (the “2013 Refinancing Facility”) with Intesa Sanpaolo and Mediobanca, as lenders (collectively, the “2013 Lenders”) and Banca IMI S.p.A., as agent (the “2013 Facility Agent”) maturing on February 16, 2015 (subsequently extended to February 27, 2015).  On November 27, 2013, the Remaining Shareholders and the 2012 Lenders entered into contractual arrangements pursuant to which the 2012 Pledge was released and the 2012 Pledged Shares Option Agreement was terminated (the “Deed of Termination”).  Since 2013 Refinancing Facility was secured by a pledge (the “2013 Pledge”) in favor of the 2013 Lenders over certain Telecom Italia Shares held by Telco (the “2013 Pledged Shares”).  Concurrently, on November 27, 2013, a new pledged shares option agreement (the “2013 Pledged Shares Option Agreement”) was entered into between, inter alios, the Remaining Shareholders and the 2013 Lenders to establish the terms and conditions which would govern the Remaining Shareholders’ call option (the “2013 Call Option”) to acquire from the 2013 Lenders at the terms and conditions referred to therein, any 2013 Pledged Shares acquired by the 2013 Lenders pursuant to an enforcement of the 2013 Pledge.

The Deed of Termination and the 2013 Pledged Shares Option Agreement were filed on Schedule 13D as Exhibits 39 and 40, respectively.

Intesa Sanpaolo, in its capacity as 2013 Lender, transferred, effective as of March 31, 2014, part of its financing under the 2013 Refinancing Facility to Sociétè Générale, Milan branch, which became together with Intesa Sanpaolo and Mediobanca a 2013 Lender and assumed all the rights and obligations under the 2013 Pledge and the 2013 Pledged Shares Option Agreement.

Under the Shareholders Agreement Amendment, each of the Remaining Shareholders retained the right to require the non proportional demerger of Telco and obtain, among other things, the direct beneficial ownership of their respective Telecom Italia Shares owned by Telco.  The demerger option was exercisable between June 15 and June 30, 2014 and then between February 1 and February 15, 2015.  On June 16, 2014, Generali (also on behalf of its subsidiaries), Intesa Sanpaolo and Mediobanca exercised their right to request the non proportional “demerger” of Telco (the “Demerger”).  Execution of the Demerger, which was approved by the extraordinary shareholders’ meeting of Telco held on July 9, 2014, remains subject to obtaining certain required anti-trust and telecommunications approvals (including those in Brazil and Argentina).  As a result of the Demerger, four newly incorporated beneficiary companies, each 100% owned by each of the shareholders Telefónica, Mediobanca, Generali and Intesa Sanpaolo, will be allocated the respective shareholder’s stake in Telecom Italia currently held by Telco (equal in the aggregate to approx. 22.3% of Telecom Italia’s ordinary share capital), as follows: 14.7% to the newco owned by Telefónica, 4.3% to the newco owned by Generali, and 1.6% to each of the newcos owned respectively by Intesa Sanpaolo and Mediobanca.

On February 27, 2015 Telco fully repaid the 2013 Refinancing Facility and the 2012 Bond out of funds deriving from shareholders loans granted pro rata by the Remaining Shareholders.  Following the repayment of the 2013 Refinancing Facility, the 2013 Pledge was released and, pursuant to a deed of termination between the Remaining Shareholders and the 2013 Lenders (the “2015 Deed of Termination”), the 2013 Pledged Shares Option Agreement was terminated.  The 2015 Deed of Termination is filed hereto as Exhibit 41.

Also on February 27, 2015, pending approvals from the relevant authorities required to execute the Demerger of Telco, the 2012 Shareholders Agreement was amended to extend its term until the earlier of (i) June 30, 2015 and (ii) the date of effectiveness of the Demerger (the “2015 Shareholders Agreement Amendment”).  The 2015 Shareholders Agreement Amendment is filed hereto as Exhibit 42.

In addition, the Telefónica Option Agreement, lastly renewed on February 29, 2012, expired on February 28, 2015 as a result of the three-year duration having ended.

Items 5, 6 and 7 of the Schedule 13D are hereby amended and supplemented to add the following:

Item 5.  Interest in Securities of the Issuer

Item 5 of the Schedule 13D is hereby amended and restated in its entirety to read as follows:

As of the date of this Schedule 13D, Generali, through its interest in Telco, may be deemed to beneficially own 3,003,586,907 Telecom Italia Shares, representing approximately 22.3% of the outstanding Telecom Italia Shares.  Generali may be deemed to have shared power to vote, or direct the vote, and shared power to dispose, or direct the dispositions, of such Telecom Italia Shares.

In addition, Generali Italia S.p.A. (formerly known as INA Assitalia S.p.A.) may be deemed to have sole power to vote or direct the vote of 17,952 Telecom Italia Shares, representing approximately 0.00013% of the outstanding Telecom Italia Shares, and sole power to dispose or direct the disposition of 17,952 Telecom Italia Shares.  These shares are not currently to be contributed to Telco.

The beneficial ownership of Telecom Italia Shares by the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 to this Amendment No. 11, if any, is indicated next to such person’s name in such Annexes.  To the best of Assicurazioni Generali’s and each of the Other Generali Investors’ knowledge, as applicable, and except as otherwise indicated in such Annexes, such persons have sole voting and dispositive power over the Telecom Italia Shares that they beneficially own, if any.  Other than as disclosed in such Annexes, over the last sixty days, the persons listed in Annexes A-1, A-2, A-3, A-4 and A-5 have not effected proprietary transactions in Telecom Italia Shares.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

In addition to the descriptions contained herein, the descriptions of the 2015 Deed of Termination and the 2015 Shareholders Agreement Amendment in the Introduction to this Amendment No. 12 are incorporated herein by reference.  The summaries of the 2015 Deed of Termination and 2015 Shareholders Agreement Amendment do not purport to be full and complete descriptions of such documents and are entirely qualified by reference to the full text of such documents attached hereto as Exhibits 41 and 42, respectively.

THE 2015 DEED OF TERMINATION

On February 27, 2015, the Remaining Shareholders and the 2013 Lenders entered into a deed of termination pursuant to which the 2013 Pledged Shares Option Agreement was terminated and the parties thereto were released from their obligations thereunder.

Full text of the 2015 Deed of Termination is attached as Exhibit 41 hereto.

THE 2015 SHAREHOLDERS AGREEMENT AMENDMENT

On February 27, 2015, pending approvals from the relevant authorities required to execute the Demerger, the 2012 Shareholders Agreement was amended to extend its term until the earlier of (i) June 30, 2015 and (ii) the date of effectiveness of the Demerger.

Full text of the 2015 Shareholders Agreement Amendment is attached as Exhibit 42 hereto.

Item 7.  Materials to Be Filed as Exhibits.

Exhibit 41:
Deed of termination of the 2013 Pledged Shares Option Agreement, dated February 27, 2015, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Assicurazioni S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and Intesa Sanpaolo S.p.A. (in its capacity as lender), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender), Société Générale and Banca IMI S.p.A. (as facility agent).

Exhibit 42:
Shareholders Agreement Amendment, dated February 27, 2015, between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and on behalf of its subsidiaries Generali Vie, S.A., Alleanza Assicurazioni S.p.A., Generali Italia, S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A.and Mediobanca – Banca di Credito Finanziario S.p.A.

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

ASSICURAZIONI GENERALI S.P.A.

/s/ Authorized Signatory
Signature

/s/ Authorized Signatory
Signature

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

ALLEANZA TORO S.P.A.

/s/ Authorized Signatory
Signature

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

GENERALI ITALIA S.P.A.

/s/ Authorized Signatory
Signature

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

GENERALI LEBENSVERSICHERUNG AG

/s/ Authorized Signatory
Signature

/s/ Authorized Signatory
Signature

SIGNATURE

After reasonable inquiry and to the best of their knowledge and belief, each of the undersigned hereby certifies that the information set forth in this statement is true, complete and correct.

Dated:  March 30, 2015

GENERALI VIE S.A.

/s/ Authorized Signatory
Signature

ANNEX A-1

DIRECTORS AND EXECUTIVE OFFICERS OF ASSICURAZIONI GENERALI

The name, title, present principal occupation or employment of each of the directors and executive officers of Assicurazioni Generali are set forth below.  The business address of each director and executive officer is Assicurazioni Generali’s address.  Unless otherwise indicated, each occupation set forth opposite an individual’s name refers to Assicurazioni Generali.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Position	Telecom Italia Shares Beneficially Owned
Chairman	Gabriele Galateri di Genola	Chairman, Non-executive Director, Chairman of the Appointments and Corporate Governance Committee	None*
Vice-Chairman	Clemente Rebecchini	Vice-Chairman Non-executive Director, Member of the Risk and Control Committee, Member of the Investments Committee	None
Vice-Chairman	Francesco Gaetano Caltagirone	Vice-chairman, Independent Director, Non-executive Director, Member of the Investments Committee, Member of the Appointments and Corporate Governance Committee	None
Group CEO	Mario Greco	Executive Director, General Manager, Chairman of the Investments Committee	None
Director	Paola Sapienza	Independent Director, Non-executive Director, Minority Director, Member of the Control and Risk Committee, Member of the Investments Committee Member of the Related-Party Transactions Sub-Committee	None

Director	Lorenzo Pellicioli	Independent Director, Non-executive Director, Member of the Appointments and Corporate Governance Committee, Member of the Remuneration Committee	None
Director	Flavio Cattaneo	Non-executive Director	None
Director	Ornella Barra	Independent Director, Non-executive Director, Chairman of the Remuneration Committee	None
Director	Alberta Figari	Independent Director, Non-executive Director, Chairman of the Risk and Control Committee, Chairman of the Related-Party Transactions Sub-Committee, Member of the Supervisory Committee	10,000 ordinary shares
Director	Sabrina Pucci	Independent Director, Non-executive Director, Member of the Risk and Control Committee Member of the Related-Party Transactions Sub-Committee	None
Director	Jean-René Fourtou**	Independent Director, Non-executive Director, Member of the Remuneration Committee	None

*	On March 2, 2015 Mr. Galateri di Genola sold on the market 352,000 ordinary shares at an average price of Euro 1.08756 and 176,000 saving shares at an average price of Euro 0.88712.

**	French citizen.

ANNEX A-2

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI ITALIA S.P.A.

The name, title and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Italia S.p.A. are set forth below.  The business address of each director and executive officer is Generali Italia S.p.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of Italy.

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Mario Greco	None
Vice-Chairman	Alberto Minali	None
CEO	Philippe Roger Donnet*	None
Director	Antonio Cangeri	None
Director	Francesco Giovanni Benvenuti	None
Director	Monica Alessandra Possa	None
Director	Paolo Vagnone	None

*           French citizen.

ANNEX A-3

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI
LEBENSVERSICHERUNG AG

The name, title and information on ownership in Telecom Italia Shares for the members of the Management Board and the Supervisory Board of Generali Lebensversicherung AG are set forth below.  The business address of each director and executive officer is Generali Lebensversicherung AG’s address.  Unless otherwise indicated below, all of the persons listed below are German citizens.

Management Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Member	Onno Denekas	None
Member	Volker Seidel	None
Member	Winfried Spies, Vors.	None
Member	Bernd Felske	None
Member	Michael Stille	None

Supervisory Board

Office	Name and surname	Telecom Italia Shares Beneficially Owned
Chairman	Dietmar Meister	None
Member	Wolfgang Kaske	None
Member	Hans-Joachim Schroeder	None
Member	Torsten Utecht	None
Member	Michael Karl Feulner	None
Member	Christoph Schmallenbach	None

ANNEX A-4

DIRECTORS AND EXECUTIVE OFFICERS OF GENERALI VIE S.A.

The name, title, and information on ownership in Telecom Italia Shares of each of the directors and executive officers of Generali Vie S.A. are set forth below.  The business address of each director and executive officer is Generali Vie S.A.’s address.  Unless otherwise indicated below, all of the persons listed below are citizens of the Republic of France.

Name and Surname	Telecom Italia Shares Beneficially Owned
Claude Tendil	None
Jacques Maillot	None
Paul-Marie Chavanne	None
Alessandro Dona*	None
Stéphane Dedeyan	None
Eric Lombard	None
Michel Estimbre	None

*           Italian citizen.

Exhibit No.	Description

Exhibit 41:
Deed of termination of the 2013 Pledged Shares Option Agreement, dated February 27, 2015, by and among Telefónica S.A., Assicurazioni Generali S.p.A. (on its own behalf and on behalf of its subsidiaries Generali Vie S.A., Alleanza Assicurazioni S.p.A., Generali Italia S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo S.p.A. (in its capacity as shareholder) and Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as shareholder) and Intesa Sanpaolo S.p.A. (in its capacity as lender), Mediobanca – Banca di Credito Finanziario S.p.A. (in its capacity as lender), Société Générale and Banca IMI S.p.A. (as facility agent).

Exhibit 42:
Shareholders Agreement Amendment, dated February 27, 2015, between Telefónica, S.A., Assicurazioni Generali S.p.A., (on its own account and on behalf of its subsidiaries Generali Vie, S.A., Alleanza Assicurazioni S.p.A., Generali Italia, S.p.A. and Generali Lebensversicherung AG), Intesa Sanpaolo, S.p.A., and Mediobanca – Banca di Credito Finanziario S.p.A.